December 21, 2006
CONFIDENTIAL
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Division of Corporation Finance
Attn: Russell Mancuso, Branch Chief
         Donald C. Hunt, Attorney-Advisor
140 Scott Drive
Menlo Park, California 94025
Tel: (650) 328-4600 Fax: (650) 463-2600
www.lw.com

FIRM / AFFILIATE OFFICES
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File No. 029884-0013

Re:	Avago Technologies Finance Pte. Ltd.
Amendment No. 2 to Registration Statement on Form F-4
Filed December 15, 2006
File No. 333-137664
Ladies and Gentlemen:
     On behalf of Avago Technologies Finance Pte. Ltd (the “Company”), we confirm receipt of the letter dated December 21, 2006 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Amendment No. 2 to the Company’s Registration Statement on Form F-4 filed December 15, 2006 (the “F-4”).
     The Company’s responses are as follows. These responses are provided under the same captions as contained in the Staff’s December 21, 2006 letter.
Table of Additional Registrant Subsidiary Co-Issuers and Guarantors
1.	Please expand your response to prior comment 1 to quantify the amount of the registrants’ assets that investors may not be able to reach due to the limitations in the notes and indenture, including the proposed revisions you mentioned in response 1. Also provide us your analysis of the materiality of those assets.
Further to the telephone conversation of earlier today with Messrs. Mancuso and Hunt, the Company understands the particular inquiry of the Staff to be whether the country-specific legal limitations applicable to the guarantees rendered by the Company’s subsidiaries in Germany, Italy and the U.K. could be construed to be inconsistent with the requirements for such a guarantee to be “full and unconditional” for purposes of the U.S. federal securities laws. The Company continues to believe that each of such three guarantees satisfies the “full and unconditional” test, including as set forth in the 2000 adopting release for Rule 3-10 of Regulation S-X.

December 21, 2006

     However, because the assets owned by these subsidiaries are de minimus to the consolidated total, the Company respectfully submits that the foregoing analysis is immaterial to an investor in the notes. Specifically, at October 31, 2006, the total assets in these three subsidiaries aggregated $13.5 million, compared to total consolidated assets of $2,217 million, or six-tenths of one percent (0.6%). Accordingly, even if the assets of the Company located in Germany, Italy and the U.K. were entirely inaccessible by operation of the local legal restrictions (which is absolutely not the case), the consequence would be immaterial to a noteholder.
2.	We note your response and reissue prior comment 4. Revise the penultimate sentence in the last paragraph on page 93 to remove any implication that the notes may be returned any later than promptly after expiration or termination of the offer. We note, for example, your reference to the return of notes promptly after “rejection” of the applicable exchange offer.
In the next pre-effective amendment to the registration statement, the Company proposes to modify the referenced text as indicated in the attached exhibit.

     Should the Staff have any questions regarding these responses or require further information, please contact the undersigned at (650) 463-2643, John Huber of this firm at (202) 637-2242 or William Davisson of this firm at (650) 463-2660.

Very truly yours,
/s/ Anthony J. Richmond Anthony J. Richmond
of LATHAM & WATKINS LLP

cc: Avago Technologies Finance Pte. Ltd.

     Exhibit
     If outstanding notes have been tendered pursuant to the procedures for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn outstanding notes and otherwise comply with the procedures of the facility. We will determine all questions as to the validity, form, and eligibility, including time of receipt of notices of withdrawal and our determination will be final and binding on all parties. Any outstanding notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offers. Any outstanding notes that have been tendered for exchange but that are not exchanged for any reason will be promptly returned to their holder, without cost to the holder, or, in the case of book-entry transfer, the outstanding notes will be promptly credited to an account at the book-entry transfer facility, promptly after withdrawal~~, rejection of tender~~ or termination of the applicable exchange offer. Properly withdrawn outstanding notes may be retendered by following the procedures described under “- Procedures for Tendering Outstanding Notes” above at any time on or prior to the expiration date.